 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

   Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
1934

October 26, 2009

Commission File Number 001-14978

SMITH & NEPHEW plc
 (Registrant's name)

15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

   Form 20-F  X                   Form 40-F
    ---                                   ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                            No  X
---                               ---

      [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                            No  X
---                              ---

     [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
 Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

                  Yes                            No  X
                        ---                               ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                         Smith & Nephew Plc
                                                 (Registrant)

Date: October 26, 2009

                                                                       By:   /s/ Susan Henderson
                                                        -----------------
                                                 Susan Henderson
                                                 Company Secretary

RIS Announcement -Award purchase

Smith & Nephew Plc ("the Company")
Employee Share Plans - Announcement of transaction
in American Depository Shares (ADSs) representing five ordinary shares of US$0.20 each.

SMITH & NEPHEW EMPLOYEE STOCK PURCHASE PLAN ("ESPP")

The Company announces that ADS were purchased by the following persons discharging managerial responsibility ("PDMR"), as detailed in the table below, in accordance with the rules of the ESPP.

Name	PDMR	Number of shares subject to purchase	Purchase price per ADS	Date of Purchase	Date Company informed	Total Number of ADS/Ordinary Shares held following Notification
David Illingworth	Chief Executive	31 ADSs	US$37.95	08.05.09	23.10.09	34,383 (representing 171,915 ordinary shares)
Mark Augusti	PDMR	12 ADSs 165 ADSs	US$37.95 US$32.14	08.05.09 22.10.09	23.10.09	5,439 ADSs (representing 27,195 ordinary shares)
Elizabeth Bolgiano	PDMR	22 ADSs 165 ADSs	US$37.95 US$32.14	08.05.09 22.10.09	23.10.09	9,102 ADSs (representing 45,510 ordinary shares)

Notes:

1.  1 ADS is equal to 5 ordinary shares of US$0.20

2.  The transaction took place in London, UK

3.  This announcement is made following notifications under Disclosure Rule 3.1.2.

Contact:

Gemma Parsons
Assistant Company Secretary

Telephone: 020 7401 7646